August 26, 2002



Ms. Barbara Jacobs
Assistant Director Division of Corporate Finance
Mail Stop 4-6
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

         VIA EDGAR

Re:      Findex.com, Inc.
         Registration Statement on Form SB-2
         Filed August 2, 2001
         File No.: 333-66570

Dear Ms. Jacobs:

         Pursuant to Rule 477 of the Securities Act of 1933 (the "Act"), as amended, Findex.com, Inc. (the "Registrant") hereby requests the withdrawal of the Registration Statement on Form SB-2, registration statement number 333-66570, filed with the Securities and Exchange Commission (the "Commission") on August 2, 2001 and all exhibits filed thereto (the "SB-2 Registration Statement"). The Registrant has determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions. No securities have been sold pursuant to the SB-2 Registration Statement.

         The Company requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the future use of the Company's account.

         If you have any questions regarding this application for withdrawal, please do not hesitate to contact the Registrant.

                                Very truly yours,


                                /s/ Steven Malone
                                -----------------
                                    Steven Malone
                                    President